Exhibit 77C for 11/30/2007 N-SAR:  Submission of Matters to a
Vote of Shareholders

Energy Income and Growth Fund

The Special Meeting of Shareholders of the Common Shares of the Fund was held on January 8, 2008. At that meeting the shareholders approved the new sub-advisory agreement with Energy Income Partners, LLC. The number of votes cast for was 2,986,720, the number of votes against was 182,668 and the number of abstentions was 134,526. The Special Meeting was adjourned until January 23, 2008, with respect to the second proposal to authorize the sale of common shares at a net price less than the then-current net asset value per common share. On January 23, 2008, the Special Meeting was further adjourned until February 20, 2008 with respect to such proposal.